Exhibit 99.1

Focus Media to Announce First Quarter 2011 Financial Results on May 24, 2011

Shanghai, China, May 17, 2011 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest lifestyle community digital out-of-home media company, announced today that it will report its financial results for the first quarter ended March 31, 2011 on May 24, 2011 (U.S. Eastern Time) after market close.

The Company will host a conference call to discuss the first quarter 2011 results at 9:00 p.m. U.S. Eastern Time on May 24, 2011 (6:00 p.m. U.S. Pacific Time on May 24, 2011 and 9:00 a.m. Beijing/Hong Kong Time on May 25, 2011). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1. 866.713.8562, Hong Kong dial-in number +852.3002.1672, International dial-in number +1. 617.597.5310; Pass code: 22711316.

A replay of the call will be available from May 25, 2011 12:00 am until June 1, 2011 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 99144132. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle community media network, tracking the lifestyle of the consumers and using its media advertising platforms for residential communities, office buildings, shopping malls and movie theaters. Through its multi-platform digital media platforms, as of December 31, 2010, Focus Media’s digital out-of-home advertising network had approximately 213,000 LCD displays (including the LCD display network and in-store network) and approximately 336,000 advertising in-elevator poster and digital frames, installed in 184 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu

Tel: +86 21 22164155

Email: ir@focusmedia.cn